                                                                    EXHIBIT 17.1

[e-mail message]

From: dannyr
To: amiram@safe-mail.net
Cc: matis@vsustech.com
Subject:
Date: Tue, 7 Dec 2004 09:30:35 -0500

Amiram,
After a long time in which I tried to get some information in order to understand what is going on in Vsus, and FAILED, beside the fact that you failed to arrange the directors insurance, I feel that I can not take any responsibility for what happens in VSUS. I THEREFORE INFORM YOU THAT I DECIDED
TO RESIGN FROM BEING A DIRECTOR IN VSUS AS OF TODAY DECEMBER 7th, 2004.

I expect you to take all the necessary action in order to inform the relevant authorities in the U.S as well as the relevant partners and investors. I wish you all the best.

Danny Rothschild.